December 15, 2009

Mark Cutifani
Chief Executive Officer
AngloGold Ashanti Limited
76 Jeppe Street, Newtown
Johannesburg, 2001, South Africa

> **Re:** **AngloGold Ashanti Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed May 5, 2009**
> **File No. 1-14846**
> **Response Letter Dated December 10, 2009**

Dear Mr. Cutifani:

We refer you to our comment letter dated November 13, 2009 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
      Assistant Director
      Division of Corporation Finance